Exhibit 99.1

Arogo Capital Acquisition Corp. Receives Nasdaq Notification Regarding Minimum Market Value Deficiency

MIAMI BEACH, FL, March 11, 2024 - Arogo Capital Acquisition Corp. (“Arogo” or the “Company”) (Nasdaq: AOGO/AOGOU/AOGOW), a special purpose acquisition company, today announced that it received a notice (the "Notice") from the Listing Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") on January 10, 2024, indicating that the Company is currently not in compliance with the minimum Market Value of Listed Securities (“MVLS”) set forth in the Nasdaq Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(A) requires companies to maintain a minimum market value of US$50,000,000 and Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for 38 consecutive business days from November 13, 2023, to January 9, 2024, the Company no longer meets the minimum market value requirement. This notification does not impact the listing and trading of the Company’s securities at this time.

To provide context regarding the change of the Company’s market value, as previously disclosed in our current report on Form 8-K filed on September 28, 2023, the Company held a Special Meeting of shareholders to address significant proposals, including the "Extension Amendment Proposal," and the "Trust Agreement Proposal.” In connection with the votes to approve the proposals above, the holders of 3,298,311 shares of common stock of the Company properly exercised their right to redeem their shares.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days (or until July 8, 2024) to regain compliance. If at any time during this compliance period the Company’s MVLS closes at US$50,000,000 or more for a minimum of ten consecutive business days, Nasdaq will notify the Company that it has achieved compliance with the MVLS requirement and this matter will be closed.

In the event the Company does not regain compliance with Rule 5450(b)(2)(A) prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer its securities to the Nasdaq Capital Market.

The Company intends to regain compliance with Nasdaq listing rules and will evaluate its available options to regain compliance with Nasdaq's minimum MVLS rule within the compliance period.

About Arogo Capital Acquisition Corp.

Arogo Capital Acquisition Corp. is a blank check company. The Company aims to acquire one and more businesses and assets, via a merger, capital stock exchange, asset acquisition, stock purchase, and reorganization. For more information, visit www.arogocapital.com.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the Company’s initial public offering and search for an initial business combination. Forward-looking statements are statements that are not historical facts and are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and final prospectus for the Offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, except as required by law.

Contact

Suradech Taweesaengsakulthai

Chief Executive Officer

suradech@cho.co.th

(786) 442-1482